SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AbitibiBowater Inc.
(Name of Issuer)
Common Stock, $1.00 par value
(Title of Class of Securities)
003687100
(CUSIP Number)
Eric P. Salsberg
Vice President, Corporate Affairs
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario, Canada, M5J 2N7
Telephone: (416) 367-4941
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- With a copy to -

Christopher J. Cummings
Shearman & Sterling LLP
Commerce Court West
199 Bay Street, Suite 4405
Toronto, Ontario M5L 1E8
Telephone (416) 360-8484
April 1, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No.	003687100	Page	2	of	52	Pages

1	NAME OF REPORTING PERSON V. Prem Watsa

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		35,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

35,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.9

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

13D

CUSIP No.	003687100	Page	3	of	52	Pages

1	NAME OF REPORTING PERSON 1109519 ONTARIO LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		35,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

35,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.9

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	003687100	Page	4	of	52	Pages

1	NAME OF REPORTING PERSON THE SIXTY TWO INVESTMENT COMPANY LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Columbia

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		35,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

35,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.9

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	003687100	Page	5	of	52	Pages

1	NAME OF REPORTING PERSON 810679 ONTARIO LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		35,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

35,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.9

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	003687100	Page	6	of	52	Pages

1	NAME OF REPORTING PERSON FAIRFAX FINANCIAL HOLDINGS LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		35,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

35,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.9

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	003687100	Page	7	of	52	Pages

1	NAME OF REPORTING PERSON TIG INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

5,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.7

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	003687100	Page	8	of	52	Pages

1	NAME OF REPORTING PERSON THE NORTH RIVER INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New Jersey

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,500,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

7,500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	003687100	Page	9	of	52	Pages

1	NAME OF REPORTING PERSON ODYSSEY RE HOLDINGS CORP.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

10,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	003687100	Page	10	of	52	Pages

1	NAME OF REPORTING PERSON ODYSSEY AMERICA REINSURANCE CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Connecticut

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,000,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

10,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	003687100	Page	11	of	52	Pages

1	NAME OF REPORTING PERSON NORTHBRIDGE FINANCIAL CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		7,200,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

7,200,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,200,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	003687100	Page	12	of	52	Pages

1	NAME OF REPORTING PERSON MARKEL INSURANCE COMPANY OF CANADA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,130,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,130,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,130,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	003687100	Page	13	of	52	Pages

1	NAME OF REPORTING PERSON COMMONWEALTH INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,750,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,750,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,750,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	003687100	Page	14	of	52	Pages

1	NAME OF REPORTING PERSON FEDERATED INSURANCE COMPANY OF CANADA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		620,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

620,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

620,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	003687100	Page	15	of	52	Pages

1	NAME OF REPORTING PERSON LOMBARD GENERAL INSURANCE COMPANY OF CANADA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,700,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,700,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,700,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

13D

CUSIP No.	003687100	Page	16	of	52	Pages

1	NAME OF REPORTING PERSON LOMBARD INSURANCE COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		500,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

500,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.9

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 1.	Security and Issuer
     The class of securities to which this statement relates is the Common Stock, par value $1.00 per share, of AbitibiBowater Inc. (the “Shares”). The Shares are listed on the New York Stock Exchange and the Toronto Stock Exchange. The address of the principal executive office of AbitibiBowater Inc. (“AbitibiBowater”) is 1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2.
     On April 1, 2008, Fairfax Financial Holdings Limited, and certain of its subsidiaries, purchased $350 million aggregate principal amount of 8.0% Convertible Notes due 2013 (the “Notes”) of AbitibiBowater in a private transaction. The Notes are convertible into Shares at the option of the holder thereof at any time prior to the close of business on the business day immediately preceding the maturity date based on an initial conversion rate of 100 shares per $1,000 principal amount of Notes (equivalent to an initial conversion price of $10.00 per share), subject to adjustment under certain circumstances.

Item 2.	Identity And Background
     This statement is being jointly filed by the following persons (collectively, the “Reporting Persons”):
1.	V. Prem Watsa, an individual, is a citizen of Canada. Mr. Watsa’s business address is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

2.	1109519 Ontario Limited (“1109519”), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 1109519 is as an investment holding company. The principal business address and principal office address of 1109519 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

3.	The Sixty Two Investment Company Limited (“Sixty Two”), a corporation incorporated under the laws of British Columbia, is controlled by V. Prem Watsa. The principal business of Sixty Two is as an investment holding company. The principal business address and principal office address of Sixty Two is 1600 Cathedral Place, 925 West Georgia St., Vancouver, British Columbia, Canada, V6C 3L3;

4.	810679 Ontario Limited (“810679”), a corporation incorporated under the laws of Ontario, is controlled by V. Prem Watsa. The principal business of 810679 is as an investment holding company. The principal business address and principal office address of 810679 is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;

5.	Fairfax Financial Holdings Limited (“Fairfax”), a corporation incorporated under the laws of Canada, is controlled by Sixty Two, 1109519 and V. Prem Watsa. Fairfax is a financial services holding company. The principal business and principal office address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7;
6.	TIG Insurance Company (“TIG”), a corporation incorporated under the laws of California, is a wholly-owned subsidiary of Fairfax. The principal business of TIG is property/casualty insurance. The principal business address and principal office address of TIG is 250 Commercial Street, Suite 5000, Manchester, New Hampshire 03101;

7.	The North River Insurance Company (“North River”), a corporation incorporated under the laws of New Jersey, is a wholly-owned subsidiary of Fairfax. The principal business of North River is insurance. The principal business address and principal office address of North River is 305 Madison Avenue, Morristown, New Jersey 07962;

8.	Odyssey Re Holdings Corp. (“ORH”), a corporation incorporated under the laws of Delaware, is a majority-owned subsidiary of Fairfax. The principal business of ORH is as a holding company. The principal business address and principal office address of ORH is 300 First Stamford Place, Stamford, Connecticut 06902;

9.	Odyssey America Reinsurance Corporation (“OARC”), a corporation incorporated under the laws of Connecticut, is a wholly-owned subsidiary of ORH. The principal business of OARC is reinsurance. The principal business address and principal office address of OARC is 300 First Stamford Place, Stamford, Connecticut 06902;

10.	Northbridge Financial Corporation (“Northbridge”), a corporation incorporated under the laws of Canada, is a majority-owned subsidiary of Fairfax. The principal business of Northbridge is as a holding company. The principal business address and principal office address of Northbridge is 105 Adelaide Street West, 7th Floor, Toronto, Ontario, Canada, M5H 1P9;

11.	Markel Insurance Company of Canada (“Markel”), a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Northbridge. The principal business of Markel is property/casualty insurance. The principal business address and principal office address of Markel is 55 University Avenue, Suite 1500, Toronto, Ontario, Canada, M5J 2H7;

12.	Commonwealth Insurance Company (“Commonwealth”), a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Northbridge. The principal business of Commonwealth is property/casualty insurance. The principal business address and principal office address of Commonwealth is 595 Burrard Street, Suite 1500, Box 49115 Bentall Tower III, Vancouver, BC, Canada, V7X 1G4;

13.	Federated Insurance Company of Canada (“Federated”), a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Northbridge. The principal business of Federated is property/casualty insurance. The principal business address and principal office address of Federated is 717 Portage Ave., Winnipeg, Manitoba, Canada, R3C 3C9;

14.	Lombard General Insurance Company of Canada (“LGICC”), a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Northbridge. The principal business of LGICC is property/casualty insurance. The principal business address and principal office address of LGICC is 105 Adelaide Street West, 3rd Floor, Toronto, Ontario, Canada M5H 1P9; and

15.	Lombard Insurance Company (“Lombard”), a corporation incorporated under the laws of Canada, is a wholly-owned subsidiary of Northbridge. The principal business of Lombard is property/casualty insurance. The principal business address and principal office address of Lombard is 105 Adelaide Street West, 3rd Floor, Toronto, Ontario, Canada M5H 1P9;
     Neither the filing of this Schedule 13D nor the information contained herein shall be deemed to constitute an affirmation by V. Prem Watsa, 1109519, Sixty Two, 810679, Fairfax, TIG, North River, ORH, OARC, Northbridge, Markel, Commonwealth, Federated, LGICC or Lombard that such person is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.
     The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer and director of each of the Reporting Persons is set forth in Annex A, B, C, D, E, F, G, H, I, J, K, L, M or N, as the case may be, and such Annexes are incorporated herein by reference.
     Pursuant to Rule 13d-1(k) under the Exchange Act, the Reporting Persons have agreed to file jointly one statement with respect to their ownership of the Shares.
     During the last five years, none of the Reporting Persons, and, to the best of each such Reporting Person’s knowledge, none of the persons listed in Annex A, B, C, D, E, F, G, H, I, J, K, L, M or N have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source And Amount Of Funds Or Other Consideration
     The source of funds for the purchase of the Notes was available cash on hand from existing investment portfolios. The purchase price of the Notes was $350,000,000.

Item 4.	Purpose Of Transaction
     The Notes were acquired for investment purposes.
     The Reporting Persons have the following plans and proposals:
     (a) Except as described herein, the Reporting Persons currently do not intend to acquire or dispose of securities of AbitibiBowater, but may formulate plans to do so in the future. The Reporting Persons intend to review, on a continuous basis, various factors related to their direct or indirect investment, as the case may be, in AbitibiBowater, including the price and availability of the securities of AbitibiBowater, subsequent developments affecting AbitibiBowater’s business, other investment and business opportunities available to the Reporting Persons and general market and economic conditions. Based upon these and other factors, the Reporting Persons may decide to purchase additional securities of AbitibiBowater or may decide in the future to sell all or part of their investment in AbitibiBowater;
     (b) The Reporting Persons have no plans or proposals to cause AbitibiBowater to enter into any extraordinary corporate transaction, such as a merger, reorganization or liquidation of AbitibiBowater or any of its subsidiaries;
     (c) The Reporting Persons have no plans or proposals to cause AbitibiBowater or any of its subsidiaries to sell or transfer a material amount of assets;
     (d) Except as described herein, the Reporting Persons have no plans or proposals which would result in a change in the present board of directors or management of AbitibiBowater, whether through a change in the number or term of directors or otherwise. Under the terms of the Purchase Agreement described in Item 6 herein, Fairfax was granted the right to appoint two directors to the board of directors of AbitibiBowater, and pursuant thereto Fairfax intends to cause two of its designees to be appointed to the board;
     (e) The Reporting Persons have no plans to make any material change in the present capitalization or dividend policy of AbitibiBowater;
     (f) The Reporting Persons have no plans or proposals to cause AbitibiBowater to make any other material change in its business or corporate structure;
     (g) The Reporting Persons have no plans or proposals to cause AbitibiBowater to change its certificate of incorporation or bylaws or to take other actions which may impede the acquisition of control of AbitibiBowater by any person;
     (h) The Reporting Persons have no plans or proposals to cause any class of securities of AbitibiBowater to be delisted from any securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system;
     (i) The Reporting Persons have no plans or proposals to cause any class of equity securities of AbitibiBowater to become eligible for termination of registration pursuant to Section 12(g) of the Exchange Act; and

     (j) The Reporting Persons have no plans or proposals to take any actions similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer
     (a) Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.
     (b) The number of Shares as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.
     (c) Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, C, D, E, F, G, H, I, J, K, L, M or N beneficially owns, or during the last 60 days has acquired or disposed of, any Shares.
     (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares held by the Reporting Persons other than each of the Reporting Persons, except that pension plans of certain subsidiaries of Fairfax have a beneficial ownership interest in Notes convertible into 300,000 Shares.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer
     Except as described herein, none of the Reporting Persons, nor to the best knowledge of each of the Reporting Persons, any person listed in Annex A, B, C, D, E, F, G, H, I, J, K, L, M or N has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of AbitibiBowater, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies other than as described below.
Notes
     The Notes were issued pursuant to an Indenture, dated as of April 1, 2008, among AbitibiBowater, as Issuer, Bowater Incorporated (“Bowater”), a wholly-owned subsidiary of AbitibiBowater, as Guarantor, and The Bank of New York Trust Company, N.A., as Trustee. The Indenture contains customary covenants and events of default.
     The Notes bear interest at a rate of 8% per annum (10% per annum if AbitibiBowater elects to pay interest on the Notes (payment-in-kind interest) entirely by increasing the principal amount of the Notes or by issuing additional Notes). Interest on the

Notes is payable semi-annually in arrears on April 15 and October 15 of each year, beginning on October 15, 2008. The Notes mature on April 15, 2013 and are fully and unconditionally guaranteed by Bowater.
     The Notes are convertible into Shares at the option of the holder thereof at any time prior to the close of business on the business day immediately preceding the maturity date based on an initial conversion rate of 100 shares per $1,000 principal amount of Notes (equivalent to an initial conversion price of $10.00 per share), subject to adjustment in certain circumstances. The conversion of the full amount of the Notes is subject to filings under the Hart-Scott-Rodino Antitrust Improvements Act. If a “Fundamental Change” (defined in the Indenture as a change in control of AbitibiBowater or termination of trading of the Shares) occurs, holders of Notes have the right to require AbitibiBowater to repurchase Notes at a price equal to 110% of the principal amount thereof.
Purchase Agreement
     The Notes were purchased by Fairfax and certain of its subsidiaries pursuant to a purchase agreement (the “Purchase Agreement”), dated as of March 24, 2008, entered into between Fairfax (“Purchaser”) and AbitibiBowater.
     Under the terms of the Purchase Agreement, until 3 years after the closing date of April 1, 2008, Purchaser agreed that neither it nor any of its subsidiaries shall, without AbitibiBowater’s consent, (i) become the beneficial owner of any equity securities or debt securities convertible into equity securities of AbitibiBowater, other than the Shares issuable upon conversion of the Notes; (ii) effect or participate in any acquisition of equity securities or any assets or businesses of AbitibiBowater or its subsidiaries, any tender or exchange offer or business combination or other extraordinary transaction involving AbitibiBowater or its subsidiaries or their assets, or any solicitation of proxies to vote any voting securities of AbitibiBowater or its subsidiaries, (iii) form or participate in a group in connection with the voting securities of AbitibiBowater or its subsidiaries (other than with respect to Purchaser’s subsidiaries); or (iv) except with respect to Purchaser’s board designees, seek to control or influence the management, the board of directors or policies of AbitibiBowater. Such restrictions terminate if any person other than Purchaser or its affiliates acquires beneficial ownership of more than 50% of the outstanding common stock of AbitibiBowater or AbitibiBowater agrees to enter into certain extraordinary transactions.
     Neither the Notes nor the Shares issuable upon conversion of the Notes were registered under the Securities Act of 1933 (the “Securities Act”) and such securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. In addition, under the Purchase Agreement, Purchaser agreed that it shall not transfer (other than in a “broker’s transaction,” as defined in Section 4(4) of the Securities Act; in a transaction directly with a “market maker,” as defined in Section 3(a)(38) of the Exchange Act; or in an underwritten, agency, public or 144A offering) (i) more than five percent (5%) of the then outstanding Shares (including Shares issuable upon conversion of Notes on an as-converted basis) to any one person, including any subsidiaries and affiliates of such person, or (ii) any Notes or Shares issuable upon conversion of Notes to a Competitor (as defined in the Purchase Agreement) of AbitibiBowater without the prior written consent of the board of directors of AbitibiBowater (excluding any of Purchaser’s board designees), which consent shall be granted or withheld within twenty-four (24) hours and shall not be unreasonably withheld.
     Pursuant to the Purchase Agreement, Purchaser has the right to appoint two directors to the board of directors of AbitibiBowater. Such right terminates with respect to one board designee, and one of Purchaser’s board designees shall resign, at such time as Purchaser does not beneficially own more than 20% of AbitibiBowater’s outstanding Shares or securities convertible into at least 20% of AbitibiBowater’s outstanding Shares, in each case assuming full conversion and exercise of all outstanding securities of AbitibiBowater convertible or exercisable for Shares (other than options or warrants). All such rights shall terminate, and each of Purchaser’s board designees shall resign, upon the first to occur of (i) the conversion of 90% of the Notes into Shares; (ii) such time as Purchaser does not beneficially own more than 15% of AbitibiBowater’s outstanding Shares, or securities convertible into at least 15% of the AbitibiBowater’s outstanding Shares, in each case assuming full conversion and exercise of all outstanding securities of AbitibiBowater convertible or exercisable for Shares (other than options or warrants); (iii) AbitibiBowater sells all or substantially all of its assets; (iv) any person or group obtains beneficial ownership of more than 50% of AbitibiBowater’s Shares; or (v) AbitibiBowater participates in certain extraordinary transactions.
     Pursuant to the Purchase Agreement, for so long as Purchaser owns Notes, each time (subject to certain exceptions) AbitibiBowater proposes to offer any Shares (or any securities convertible into, exchangeable for, or linked to Shares), Purchaser may elect to purchase up to that portion of Shares (or other securities) being offered that equals the proportion that the number of Shares then held by Purchaser (either directly or indirectly by Purchaser’s right to convert securities into Shares) bears to the total number of Shares then outstanding (assuming full conversion and exercise of all outstanding convertible or exercisable securities).
Registration Rights Agreement
     Under the terms of a Registration and Qualification Rights Agreement, dated as of April 1, 2008, between AbitibiBowater and Fairfax, AbitibiBowater agreed to file with the Securities and Exchange Commission (the “Commission”), and use its commercially reasonable efforts to cause to be declared effective, a shelf registration statement providing for the resale of the Shares issuable upon conversion of the Notes.
     The descriptions in this Item 6 of the Notes and the Indenture, the Purchase Agreement and the Registration and Qualification Rights Agreement are qualified in their entirety by reference to the Indenture, the Purchase Agreement and the Registration and Qualification Rights Agreement, which have been filed as Exhibits to this Schedule 13D.

Item 7.	Material to be filed as Exhibits
Ex. 1	Joint filing agreement dated as of April 11, 2008 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, TIG Insurance Company, The North River Insurance Company, Odyssey Re Holdings Corp., Odyssey America

Reinsurance Corporation, Northbridge Financial Corporation, Markel Insurance Company of Canada, Commonwealth Insurance Company, Federated Insurance Company of Canada, Lombard General Insurance Company of Canada, and Lombard Insurance Company.

Ex. 2	Purchase Agreement, dated as of March 24, 2008, between AbitibiBowater Inc. and Fairfax Financial Holdings Limited (incorporated by reference to the Current Report on Form 8-K of AbitibiBowater filed with the Commission on March 28, 2008).

Ex. 3	Indenture (including a form of Note), dated as of April 1, 2008, among AbitibiBowater Inc., as Issuer, Bowater Incorporated, as Guarantor, and The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to the Current Report on Form 8-K of AbitibiBowater filed with the Commission on April 7, 2008).

Ex. 4	Registration and Qualification Rights Agreement, dated as of April 1, 2008, between AbitibiBowater Inc. and Fairfax Financial Holdings Limited (incorporated by reference to the Current Report on Form 8-K of AbitibiBowater filed with the Commission on April 7, 2008).

SIGNATURES
     After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this statement with respect to such person is true, complete and correct.
     IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 11th day of April, 2008.

V. PREM WATSA
/s/ V. Prem Watsa

1109519 ONTARIO LIMITED
By	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	President

THE SIXTY TWO INVESTMENT COMPANY LIMITED
By:	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	President

810679 ONTARIO LIMITED
By:	/s/ V. Prem Watsa
	Name:	V. Prem Watsa
	Title:	President

FAIRFAX FINANCIAL HOLDINGS LIMITED
By:	/s/ Paul Rivett
	Name:	Paul Rivett
	Title:	Vice President

TIG INSURANCE COMPANY
By:	/s/ William J. Gillett
	Name:	William J. Gillett
	Title:	President

THE NORTH RIVER INSURANCE COMPANY
By:	/s/ Paul Bassaline
	Name:	Paul Bassaline
	Title:	Vice President

ODYSSEY RE HOLDINGS CORP.
By:	/s/ Donald L. Smith
	Name:	Donald L. Smith
	Title:	Senior Vice President

ODYSSEY AMERICA REINSURANCE CORPORATION
By:	/s/ Donald L. Smith
	Name:	Donald L. Smith
	Title:	Senior Vice President

NORTHBRIDGE FINANCIAL CORPORATION.
By:	/s/ Craig Pinnock
	Name:	Craig Pinnock
	Title:	Chief Financial Officer

MARKEL INSURANCE COMPANY OF CANADA
By:	/s/ Craig Pinnock
	Name:	Craig Pinnock
	Title:	Director

COMMONWEALTH INSURANCE COMPANY
By:	/s/ Craig Pinnock
	Name:	Craig Pinnock
	Title:	Director

FEDERATED INSURANCE COMPANY OF CANADA
By:	/s/ Craig Pinnock
	Name:	Craig Pinnock
	Title:	Director

LOMBARD GENERAL INSURANCE COMPANY OF CANADA
By:	/s/ Craig Pinnock
	Name:	Craig Pinnock
	Title:	Director

LOMBARD INSURANCE COMPANY
By:	/s/ Craig Pinnock
	Name:	Craig Pinnock
	Title:	Director

Annex Index

Annex	Description

A	Directors and Executive Officers of 1109519 Ontario Limited

B	Directors and Executive Officers of The Sixty Two Investment Company Limited

C	Directors and Executive Officers of 810679 Ontario Limited

D	Directors and Executive Officers of Fairfax Financial Holdings Limited

E	Directors and Executive Officers of TIG Insurance Company

F	Directors and Executive Officers of The North River Insurance Company

G	Directors and Executive Officers of Odyssey Re Holdings Corp.

H	Directors and Executive Officers of Odyssey America Reinsurance Corporation

I	Directors and Executive Officers of Northbridge Financial Corporation

J	Directors and Executive Officers of Markel Insurance Company of Canada

K	Directors and Executive Officers of Commonwealth Insurance Company

L	Directors and Executive Officers of Federated Insurance Company of Canada

M	Directors and Executive Officers of Lombard General Insurance Company of Canada

N	Directors and Executive Officers of Lombard Insurance Company

ANNEX A
DIRECTORS AND EXECUTIVE OFFICERS OF
1109519 ONTARIO LIMITED
     The following table sets forth certain information with respect to the directors and executive officers of 1109519 Ontario Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary and Director)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX B
DIRECTORS AND EXECUTIVE OFFICERS OF
THE SIXTY TWO INVESTMENT COMPANY LIMITED
     The following table sets forth certain information with respect to the directors and executive officers of The Sixty Two Investment Company Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary and Director)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX C
DIRECTORS AND EXECUTIVE OFFICERS OF
810679 ONTARIO LIMITED
     The following table sets forth certain information with respect to the directors and executive officers of 810679 Ontario Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa (President and Director)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Eric P. Salsberg (Assistant Secretary and Director)	Vice President, Corporate Affairs, Fairfax Financial Holdings Limited	Canadian

ANNEX D
DIRECTORS AND EXECUTIVE OFFICERS OF
FAIRFAX FINANCIAL HOLDINGS LIMITED
     The following table sets forth certain information with respect to the directors and executive officers of Fairfax Financial Holdings Limited.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa	Chairman and Chief Executive Officer,	Canadian
(Chairman and Chief	Fairfax Financial Holdings Limited
Executive Officer)	95 Wellington Street West
Suite 800
Toronto, Ontario M5J 2N7

Anthony Griffiths	Independent Business Consultant	Canadian
(Director)	Toronto, Ontario, Canada

Robert Gunn	Independent Business Consultant	Canadian
(Director)	Toronto, Ontario, Canada

David Johnston	President and Vice-Chancellor,	Canadian
(Director)	University of Waterloo
St. Clements, Ontario, Canada

Brandon W. Sweitzer	Senior Advisor to the President of	United States
(Director)	the Chamber of Commerce of The United States
1615 H Street, NW
Washington, DC 20062

Paul Murray	President, Pine Smoke Investments	Canadian
(Director)	Toronto, Ontario Canada

Greg Taylor	Vice President and Chief	Canadian
(Vice President and	Financial Officer,
Chief Financial Officer)	Fairfax Financial Holdings Limited

Eric P. Salsberg	Vice President, Corporate Affairs,	Canadian
(Vice President,	Fairfax Financial Holdings Limited
Corporate Affairs)

Paul Rivett	Vice President, Chief Legal Officer,	Canadian
(Vice President,	Fairfax Financial Holdings Limited
Chief Legal Officer)

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Bradley P. Martin	Vice President, Chief Operating	Canadian
(Vice President, Chief Operating	Officer and Corporate Secretary,
Officer and Corporate Secretary)	Fairfax Financial Holdings Limited

ANNEX E
DIRECTORS AND EXECUTIVE OFFICERS OF
TIG INSURANCE COMPANY
     The following table sets forth certain information with respect to the directors and executive officers of TIG Insurance Company.

Present Principal Occupation or
Employment and the Name,
Principal Business and Address
of any Corporation or other
Organization in which such
Name	employment is conducted	Citizenship

Dennis C. Gibbs (Chairman, Chief Executive Officer and Director)	Chairman, Chief Executive Officer and Director, TIG Insurance Company c/o Riverstone Resources LLC 250 Commercial St. Suite 5000 Manchester, New Hampshire 03101	United States

William J. Gillett (President and Director)	President and Director, TIG Insurance Company	United States

Charles G. Ehrlich (Senior Vice President and Director)	Senior Vice President, Secretary and General Counsel, Riverstone Claims Management LLC 250 Commercial Street, Suite 5000 Manchester, NH 03101	United States

John M. Parker (Senior Vice President and Director)	Senior Vice President, TIG Insurance Company	United States

Richard F. Coerver IV (Senior Vice President, Chief Financial Officer and Director)	Senior Vice President, Chief Financial Officer and Director, TIG Insurance Company	United States

Frank DeMaria (Senior Vice President and Director)	Senior Vice President, TIG Insurance Company	United States

ANNEX F
DIRECTORS AND EXECUTIVE OFFICERS OF
THE NORTH RIVER INSURANCE COMPANY
     The following table sets forth certain information with respect to the directors and executive officers of North River Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

Douglas M. Libby (Chief Executive Officer and Chairman)	President and Chief Executive Officer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Joseph F. Braunstein, Jr. (President, Chief Operating Officer and Director)	Vice Chairman, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Mary Jane Robertson (Executive Vice President, Chief Financial Officer, Treasurer and Director)	Executive Vice President, Chief Financial Officer and Treasurer, Crum & Forster Holdings Corp. and various other insurance subsidiaries, 305 Madison Avenue Morristown, NJ 07962	United States

Dennis J. Hammer (Senior Vice President and Controller)	Senior Vice President and Controller, United States Fire Insurance Company, 305 Madison Avenue Morristown, NJ 07962	United States

ANNEX G
DIRECTORS AND EXECUTIVE OFFICERS OF
ODYSSEY RE HOLDINGS CORP.
     The following table sets forth certain information with respect to the directors and executive officers of Odyssey Re Holdings Corp.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

V. Prem Watsa (Chairman)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

James F. Dowd (Vice Chairman)	President and Chief Executive Officer, Fairfax Inc. 305 Madison Avenue Morristown, NJ 07962	United States

Andrew Barnard (President, Chief Executive Officer and Director)	President, Chief Executive Officer, and Director Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	United States

Michael G. Wacek (Executive Vice President)	Executive Vice President, Odyssey Re Holdings Corp.	United States

R. Scott Donovan (Executive Vice President and Chief Financial Officer)	Executive Vice President and Chief Financial Officer, Odyssey Re Holdings Corp.	United States

Anthony J. Narciso, Jr. (Senior Vice President and Controller)	Senior Vice President and Controller, Odyssey Re Holdings Corp.	United States

Donald L. Smith (Senior Vice President, General Counsel and Corporate Secretary)	Senior Vice President, General Counsel and Corporate Secretary, Odyssey Re Holdings Corp.	United States

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Peter M. Bennett (Director)	Deputy Chairman, Aon Re Canada 150 King Street West Suite 1900 Toronto, Ontario M5H 1J9	Canadian

Anthony F. Griffiths (Director)	Independent Consultant and Corporate Director, 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Patrick W. Kenny (Director)	President and Chief Executive Officer, International Insurance Society 101 Murray Street New York, NY 10007	United States

Brandon W. Sweitzer (Director)	Senior Advisor to the President of the Chamber of Commerce of the United States 1615 H Street, NW Washington, DC 20062	United States

Bradley P. Martin (Director)	Vice President, Chief Operating Officer and Corporate Secretary, Fairfax Financial Holdings Limited	Canadian

Paul M. Wolff (Director)	Partner, Williams & Connolly LLP 725 Twelfth St., N.W. Washington, D.C. 20005	United States

ANNEX H
DIRECTORS AND EXECUTIVE OFFICERS OF
ODYSSEY AMERICA REINSURANCE CORPORATION
     The following table sets forth certain information with respect to the directors and executive officers of Odyssey America Reinsurance Corporation.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization in
Name	which such employment is conducted	Citizenship

Andrew A. Barnard (Chairman, Chief Executive Officer and Director)	President, Chief Executive Officer, and Director Odyssey Re Holdings Corp. 300 First Stamford Place, Stamford, Connecticut 06902	United States

Michael G. Wacek (President and Director)	Executive Vice President, Odyssey Re Holdings Corp.	United States

R. Scott Donovan (Executive Vice President, Chief Financial Officer and Director)	Executive Vice President and Chief Financial Officer, Odyssey Re Holdings Corp.	United States

James E. Migliorini (Executive Vice President and Director)	Executive Vice President, Odyssey America Reinsurance Corporation	United States

Donald L. Smith (Executive Vice President and General Counsel and Director)	Senior Vice President, General Counsel and Corporate Secretary, Odyssey Re Holdings Corp.	United States

Brian D. Young (Executive Vice President and Director)	Executive Vice President, Odyssey America Reinsurance Corporation	United States

ANNEX I
DIRECTORS AND EXECUTIVE OFFICERS OF
NORTHBRIDGE FINANCIAL CORPORATION
     The following table sets forth certain information with respect to the directors and executive officers of Northbridge Financial Corporation.

Present Principal Occupation or Employment
and the Name, Principal Business and Address
of any Corporation or other Organization in
Name	which such employment is conducted	Citizenship

V. Prem Watsa (Chairman)	Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited 95 Wellington Street West Suite 800 Toronto, Ontario M5J 2N7	Canadian

Mark J. Ram (President and Chief Executive Officer, Director)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Craig Pinnock (Chief Financial Officer)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Ron D. Barbaro (Director)	Independent Consultant and Corporate Director, 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Anthony F. Griffiths (Director)	Independent Consultant and Corporate Director, Toronto, Ontario, Canada	Canadian

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Present Principal Occupation or Employment
and the Name, Principal Business and Address
of any Corporation or other Organization in
Name	which such employment is conducted	Citizenship

Bradley P. Martin (Director)	Vice President, Chief Operating Officer and Corporate Secretary, Fairfax Financial Holdings Limited	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

ANNEX J
DIRECTORS AND EXECUTIVE OFFICERS OF
MARKEL INSURANCE COMPANY OF CANADA
     The following table sets forth certain information with respect to the directors and executive officers of Markel Insurance Company of Canada.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Mark J. Ram (Chair)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Silvy Wright (President and Director)	President, Markel Insurance Company of Canada 55 University Avenue Suite 1500 Toronto, Ontario M5J 2H7	Canadian

Lori McDougall (Chief Financial Officer and Director)	Chief Financial Officer, Markel Insurance Company of Canada 55 University Avenue Suite 1500 Toronto, Ontario M5J 2H7	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Craig Pinnock (Director)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

ANNEX K
DIRECTORS AND EXECUTIVE OFFICERS OF
COMMONWEALTH INSURANCE COMPANY
     The following table sets forth certain information with respect to the directors and executive officers of Commonwealth Insurance Company.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Mark J. Ram (Chair)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Craig Hurford (Vice Chair)	Vice Chair, Commonwealth Insurance Company 595 Burrard Street Suite 1500, Box 49115 Bentall Tower III, Vancouver, BC V7X 1G4	Canadian

Tim Ius (President and Director)	President, Commonwealth Insurance Company 595 Burrard Street Suite 1500, Box 49115 Bentall Tower III, Vancouver, BC V7X 1G4	Canadian

Noel Philips (Chief Financial Officer and Director)	Chief Financial Officer, Commonwealth Insurance Company 595 Burrard Street Suite 1500, Box 49115 Bentall Tower III, Vancouver, BC V7X 1G4	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Craig Pinnock (Director)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

ANNEX L
DIRECTORS AND EXECUTIVE OFFICERS OF
FEDERATED INSURANCE COMPANY OF CANADA
     The following table sets forth certain information with respect to the directors and executive officers of Federated Insurance Company of Canada.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Mark J. Ram (Chair)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

John Paisley (President and Director)	President, Federated Insurance Company of Canada 717 Portage Avenue Winnipeg, Manitoba R3C 3C9	Canadian

Rick Hurlin (Chief Financial Officer and Director)	Chief Financial Officer, Federated Insurance Company of Canada 717 Portage Avenue Winnipeg, Manitoba R3C 3C9	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Craig Pinnock (Director)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any Corporation
or other Organization in which such
Name	employment is conducted	Citizenship

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

ANNEX M
DIRECTORS AND EXECUTIVE OFFICERS OF
LOMBARD GENERAL INSURANCE COMPANY OF CANADA
     The following table sets forth certain information with respect to the directors and executive officers of Lombard General Insurance Company of Canada.

Present Principal Occupation or Employment
and the Name, Principal Business and Address
of any Corporation or other Organization in
Name	which such employment is conducted	Citizenship

Mark J. Ram (Chair)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Richard Patina (President and Director)	President, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Jane Gardiner-Robinson (Chief Financial Officer and Director)	Chief Financial Officer, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Craig Pinnock (Director)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Present Principal Occupation or Employment
and the Name, Principal Business and Address
of any Corporation or other Organization in
Name	which such employment is conducted	Citizenship

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

ANNEX N
DIRECTORS AND EXECUTIVE OFFICERS OF
LOMBARD INSURANCE COMPANY
     The following table sets forth certain information with respect to the directors and executive officers of Lombard Insurance Company.

Present Principal Occupation or Employment
and the Name, Principal Business and Address
of any Corporation or other Organization in
Name	which such employment is conducted	Citizenship

Mark J. Ram (Chair)	President and Chief Executive Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Richard Patina (President and Director)	President, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Jane Gardiner-Robinson (Chief Financial Officer and Director)	Chief Financial Officer, Lombard General Insurance Company of Canada 105 Adelaide Street West 3rd Floor Toronto, Ontario M5H 1P9	Canadian

Bryan S. Smith (Director)	Independent Business Consultant and Corporate Director 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Craig Pinnock (Director)	Chief Financial Officer, Northbridge Financial Corporation 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Present Principal Occupation or Employment
and the Name, Principal Business and Address
of any Corporation or other Organization in
Name	which such employment is conducted	Citizenship

Robert J. Gunn (Director)	Independent Business Consultant and Corporate Director Toronto, Ontario, Canada	Canadian

Robert S. Weiss (Director)	Independent Business Consultant and Corporate Director 105 Adelaide Street West, 7th Floor Toronto, Ontario M5H 1P9	Canadian

Exhibit Index

Exhibit No.	Description

Ex. 1
Joint filing agreement dated as of April 11, 2008 among V. Prem Watsa, 1109519 Ontario Limited, The Sixty Two Investment Company Limited, 810679 Ontario Limited, Fairfax Financial Holdings Limited, TIG Insurance Company, The North River Insurance Company, Odyssey Re Holdings Corp., Odyssey America Reinsurance Corporation, Northbridge Financial Corporation, Markel Insurance Company of Canada, Commonwealth Insurance Company, Federated Insurance Company of Canada, Lombard General Insurance Company of Canada, and Lombard Insurance Company.

Ex. 2
Purchase Agreement, dated as of March 24, 2008, between AbitibiBowater Inc. and Fairfax Financial Holdings Limited (incorporated by reference to the Current Report on Form 8-K of AbitibiBowater filed with the Commission on March 28, 2008).

Ex. 3
Indenture (including a form of Note), dated as of April 1, 2008, among AbitibiBowater Inc., as Issuer, Bowater Incorporated, as Guarantor, and The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to the Current Report on Form 8-K of AbitibiBowater filed with the Commission on April 7, 2008).

Ex. 4
Registration and Qualification Rights Agreement, dated as of April 1, 2008, between AbitibiBowater Inc. and Fairfax Financial Holdings Limited (incorporated by reference to the Current Report on Form 8-K of AbitibiBowater filed with the Commission on April 7, 2008).